SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)*



                              DIANON SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    252826102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        G.S. BECKWITH GILBERT                          DENNIS J. BLOCK, ESQ.
FIELD POINT CAPITAL MANAGEMENT COMPANY            CADWALADER, WICKERSHAM & TAFT
            47 ARCH STREET                                100 MAIDEN LANE
         GREENWICH, CT  06830                          NEW YORK, NY  10038
           (203) 629-8757                                 (212)504-5555
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 18, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 252826102              SCHEDULE 13D                 Page 2 of 7 Pages
-------------------                                           ------------------


------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        G.S. Beckwith Gilbert
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                  (a)[X] (b) [ ]
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        00
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                570,755*
    NUMBER OF           --------------------------------------------------------
     SHARES             8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    21,951**
      EACH              --------------------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                      570,755*
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                21,951**
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          592,706
------- ------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [ ]

------- ------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
------- ------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
------- ------------------------------------------------------------------------

*    Of these shares, 121,951 shares are held in Mr. Gilbert's IRA account.

** Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.

-------------------                                           ------------------
CUSIP No. 252826102              SCHEDULE 13D                 Page 3 of 7 Pages
-------------------                                           ------------------


------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Gilbert Family Trust
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                  (a)[X] (b) [ ]
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        00
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                21,951
    NUMBER OF           --------------------------------------------------------
     SHARES             8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH              --------------------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                      21,951
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,951
------- ------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [ ]

------- ------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%
------- ------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          00
------- ------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 252826102              SCHEDULE 13D                 Page 4 of 7 Pages
-------------------                                           ------------------


INTRODUCTION

     This is Amendment No. 5 to a statement on Schedule 13D (the "Original
Schedule 13D") filed by G.S. Beckwith Gilbert and the Gilbert Family Trust with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of DIANON Systems, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein have the meaning ascribed to them in the Original
Schedule 13D. The text of Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Gilbert beneficially owns 592,706 shares of Common Stock (including 121,951 shares held in Mr. Gilbert's IRA account, 21,951 shares held by the Trust and the rights to acquire 28,314 shares of Common Stock within 60 days of this filing through exercise of options), representing approximately 4.9% of the Company's outstanding shares of Common Stock (based upon 12,049,942 shares of Common Stock outstanding, which the Company has indicated to Mr. Gilbert is the number of shares outstanding as of March 20, 2002). The Trust beneficially owns 21,951 shares of Common Stock, representing approximately 0.2% of the Company's outstanding Common Stock. Solely as a result of their positions as trustees of the Trust, each of the Trustees may be deemed to beneficially own all of the shares of Common Stock of the Company beneficially owned by the Trust and, accordingly, each of them disclaims beneficial ownership of those shares of Common Stock.

     (b) Subject to the provisions of the Purchase Agreement, Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 570,755 shares of Common Stock beneficially owned by him and shared power (with the other Trustees) to vote or to direct the vote and to dispose or to direct the disposition of the 21,951 shares of Common Stock owned by the Trust. Subject to the provisions of the Purchase Agreement, the Trust, acting through its Trustees, has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 21,951 shares of Common Stock owned by it. Subject to the provisions of the Purchase Agreement, neither of the Reporting Persons shares with any other person the power to vote or to direct the vote or the power to dispose or to direct the disposition of any other shares of Common Stock.

     (c) The Reporting Persons have effected the following transactions in the Common Stock of the Company since the filing of Amendment No. 4 to the Original
Schedule 13D:

----------------------- --------------------------- ------------------- --------------------- ------------------------------
         BY:               TYPE OF TRANSACTION             DATE                AMOUNT                PRICE PER SHARE
----------------------- --------------------------- ------------------- --------------------- ------------------------------
Mr. Gilbert                        Sale                   3/4/02               47,700                   $62.1509
----------------------- --------------------------- ------------------- --------------------- ------------------------------
Mr. Gilbert                        Sale                   3/5/02               10,600                   $62.0283
----------------------- --------------------------- ------------------- --------------------- ------------------------------
Mr. Gilbert                        Sale                   3/7/02               12,700                   $62.0000
----------------------- --------------------------- ------------------- --------------------- ------------------------------
Mr. Gilbert                        Sale                   3/8/02                1,500                   $62.0000
----------------------- --------------------------- ------------------- --------------------- ------------------------------
Mr. Gilbert                        Sale                  3/11/02               30,000                   $62.1408
----------------------- --------------------------- ------------------- --------------------- ------------------------------
Mr. Gilbert                        Sale                  3/18/02               30,000                   $61.1083
----------------------- --------------------------- ------------------- --------------------- ------------------------------
Mr. Gilbert                        Sale                  3/19/02               40,000                   $59.9917
----------------------- --------------------------- ------------------- --------------------- ------------------------------

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CUSIP No. 252826102              SCHEDULE 13D                 Page 5 of 7 Pages
-------------------                                           ------------------


All sales exclude broker commissions and were made on the open market, pursuant to Rule 144 under the Securities Act of 1933, as amended.

     (d) Not applicable.

     (e) The Reporting Persons have ceased to be the beneficial owners of more than five percent of Common Stock on March 19, 2002.

-------------------                                           ------------------
CUSIP No. 252826102              SCHEDULE 13D                 Page 6 of 7 Pages
-------------------                                           ------------------



SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  March 21, 2002


 /s/ G.S. Beckwith Gilbert
-----------------------------------
     G.S. Beckwith Gilbert

-------------------                                           ------------------
CUSIP No. 252826102              SCHEDULE 13D                 Page 7 of 7 Pages
-------------------                                           ------------------



SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: March 21, 2002


GILBERT FAMILY TRUST

By:   /s/ G.S. Beckwith Gilbert
    -----------------------------------
          G.S. Beckwith Gilbert